Exhibit 99.1

GigCapital2, Inc.

1731 Embarcadero Rd., Suite 200

Palo Alto, CA 94303

February 24, 2021

Dear Stockholder:

We have previously sent you proxy material for the GigCapital2, Inc. special meeting to be held on March 8, 2021 to vote upon an extension amendment to the Company’s Amended and Restated Certificate of Incorporation. To ensure that your shares are counted, please take a moment right now and return the enclosed proxy card.

Your Board of Directors has unanimously determined that the extension amendment is in the best interests of GigCapital2, Inc. and its stockholders. Your Board of Directors recommends that you vote “FOR” the proposal.

In order to make it convenient for you to vote, we are enclosing a duplicate proxy card for your use . We have also made arrangements for you to be able to vote by telephone or internet, as well as by mail. Simply follow the instructions on the enclosed proxy card.

Please vote by telephone or internet today! Holders of 65% of all outstanding shares must vote in favor to approve the extension amendment. If you do not vote, your non-vote will have the same effect as a vote against the extension amendment. Remember - every share and every vote counts! You may also sign, date and mail your proxy card in the envelope provided. If you have any questions, please call our proxy solicitor, MacKenzie Partners, Inc., at (800) 322-2885.

Thank you for your continued support.

Sincerely,

Dr. Avi S. Katz

Executive Chairman of the Board and Secretary